COMMONWEALTH BANK ANNOUNCEMENT
Sydney, 10 May 2007: The CEO of the Commonwealth Bank, Ralph Norris today announced that its Group Executive Retail Banking Services, Mr Michael Cameron was leaving the Bank after accepting a position with St George Bank.
Mr Norris said, “I would like to thank Michael for his contribution to the Commonwealth Bank as Chief Financial Officer and more recently Group Executive, Retail Banking Services”.
Mr Norris said an announcement in relation to Group Executive, Retail Banking Services will be made in due course. Ross McEwan, currently Executive General Manager, Retail Sales will act in the role until a replacement commences.
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Bryan Fitzgerald
General Manager, Media and Issues Management
Phone: (02) 9378 2663